Room 4561

December 12, 2006

Mr. Mark P. Dentinger
Executive Vice President and
 Chief Financial Officer
BEA Systems, Inc.
2315 North First Street
San Jose, CA 95131

      Re: BEA Systems, Inc.
              Form 8-K
              Filed November 30, 2006
              File No. 000-22369

Dear Mr. Dentinger,

      We have reviewed the above referenced filing and have the following comment. Please note that we have limited our review to the matters addressed in the comment below. Where indicated, we think you should revise your document in response to this comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed on November 30, 2006

Item 4.02(a) Non-reliance on Previously Issued Financial Statements or a Related Audit
Report or Completed Interim Review

1.   We have reviewed your Item 4.02 Form 8-K disclosure and note that you have
        concluded that your previously issued financial statements should not be relied
        upon. Revise to identify the financial statements and years or periods covered
        that should no longer be relied upon pursuant to the disclosure requirements of
        Item 4.02(a)(1).

                                         *****

        As appropriate, please amend your filing and respond to this comment within 10
business days or tell us when you will provide us with a response. Please submit all
correspondence and supplemental materials on EDGAR as required by Rule 101 of
Regulation S-T. You may wish to provide us with marked copies of any amendment to
expedite our review. Please furnish a cover letter with any amendment that keys your
responses to our comment and provides any requested information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments
after reviewing any amendment and your responses to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Chris White, Senior Staff Accountant, at (202) 551-3461, or me at (202) 551-3488 if you have any questions regarding our comment.

Sincerely,

Stephen Krikorian
Accounting Branch Chief